MISTRAL ACQUISITION COMPANY

650 Fifth Avenue, 31st Floor

New York, New York 10019

September 25, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mistral Acquisition Company
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-148741

Ladies and Gentlemen:

On January 18, 2008, Mistral Acquisition Company, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-148741; together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been issued or sold under the Registration Statement.

Please feel free to contact William Haddad (212.335.4998) or Sidney Burke (212.335.4509) at DLA Piper LLP (US) if you have any questions. Thank you for your assistance with this matter.

Sincerely,

/s/ Andrew R. Heyer
Andrew R. Heyer Chairman and Chief Executive Officer